EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (“Agreement”) effective as of October 4, 2010 (the “Effective Date”) between TORVEC INC., a New York corporation (“Company”), and RICHARD KAPLAN (“Executive”).

1. CAPACITY AND DUTIES

1.1 Employment; Acceptance of Employment. Company hereby employs Executive and Executive hereby accepts employment by Company for the period and upon the terms and conditions hereinafter set forth.

1.2 Capacity and Duties.

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Executive shall serve as the Chief Executive Officer of Company, and shall have the duties, authority, and responsibilities commensurate with such position and such other duties and responsibilities appropriate for his position as may from time to time be specified by the Board of Directors of Company (the “Board”). Executive will be based in Rochester, New York. Executive will report to the Board of Directors of Company. All employees of the Company will report to the Executive or his designee, and Executive shall have hiring and firing authority related to such employees, subject, however, to the power and authority reserved to the Board pursuant to law, listing requirements, and the Company’s current Bylaws with regard to appointment, removal, and compensation of senior officers, which Board power and authority is not intended to be delegated hereby.

(b) Executive shall devote substantially full time efforts to the performance of Executive’s duties hereunder, making reasonable good faith attempts to further the business and interests of Company; provided, however, that he will, to the extent the same does not interfere with the performance of his duties hereunder, be permitted to: (i) serve on corporate and civic boards and committees; (ii) deliver lectures, fulfill speaking engagements or teach at educational institutions; and (iii) manage personal and family investments.

(c) Executive shall be appointed by the Board of Directors of the Company to serve as a director of the Company as of the Effective Date. Prior to the Termination Date, the Board of Directors shall nominate Executive for re-election as a director at each annual meeting of stockholders coinciding with the expiration of his term as a director, and shall recommend him for re-election.

2. TERM OF EMPLOYMENT

2.1 Term. The term of Executive’s employment hereunder, for all purposes of this Agreement, shall commence on the Effective Date (the “Commencement Date”) and, unless earlier terminated as permitted by this Agreement, continue through and including the earliest to occur of (i) December 31, 2015, and (ii) the date on which either Company or Executive terminates Executive’s employment for any reason (collectively, the “Termination Date”).

3. COMPENSATION

3.1 Base Compensation. As compensation for Executive’s services, Company shall pay to Executive base compensation in the form of salary (“Base Compensation”) in the initial amount of $50,000 per annum, provided, however, that such Base Compensation shall be increased to $200,000 per annum on the first day of the calendar year following any calendar year in which the Company has “Adjusted EBITDA” of at least $300,000. For purposes of this Section 3.1, Adjusted EBITDA shall mean earnings before interest, taxes, depreciation and amortization, but excluding all non-cash expenses associated with stock options. The salary shall be payable in periodic installments in accordance with Company’s regular payroll practices for its executive personnel at the time of payment, but in no event less frequently than monthly. The Board (or the Compensation Committee of the Board) shall review Base Compensation periodically for the purpose of determining, in its sole discretion, whether Base Compensation should be increased but not decreased.

3.2 Performance Bonus. As additional compensation for the services rendered by Executive to Company Executive may be paid a performance bonus (“Performance Bonus”) payable in full at the same time as payment of other executive bonuses by the Company but no later than two and one-half months after the end of the applicable fiscal year. The Performance Bonus award criteria and amount shall be those established on an annual basis by the Compensation Committee of the Board of Directors of the Company based upon (i) Company achievement of financial targets established in good faith annually by the Compensation Committee, and (ii) achievement of individual management objectives established annually by the Compensation Committee after consultation with Executive.

3.3 Employee Benefits. Executive shall be entitled to participate in such of Company’s employee benefit plans and benefit programs as may from time to time be provided by Company for its senior executives generally. Company shall have no obligation, however, to maintain any particular program or level of benefits referred to in this Section 3.3.

3.4 Vacation. Executive shall be entitled to the normal and customary amount of paid vacation provided to senior executive officers of the Company, but in no event less than two weeks during the first year of employment, three weeks during the second year of employment and four weeks in each year thereafter. Any vacation days that are not taken in a given calendar year shall accrue and carry over from year to year, or be paid or lost, according to the Company’s standard vacation policies. The Executive may be granted leaves of absence with or without pay for such valid and legitimate reasons as the Board of Directors in its sole and absolute discretion may determine, and is entitled to the same personal days and holidays provided to other senior executives the of Company.

3.5 Expense Allowance and Reimbursement. In addition to his Base Compensation, Executive shall receive an expense allowance of not less than $25,000 per annum, payable as spent. The Company shall promptly reimburse Executive for all reasonable and documented expenses incurred by Executive in connection with the performance of Executive’s duties hereunder in accordance with its regular reimbursement policies as in effect from time to time.

3.6 Withholding. All payments under this Agreement shall be subject to any required withholding of Federal, state and local taxes pursuant to any applicable law or regulation.

3.7 Equity Grants. On September 30, 2010, the Company granted Executive options to acquire 5,150,000 shares of Company’s common stock (the “Options”). The exercise price of the Options is $0.36 per share, reflecting the weighted average price per share of such common stock for the grant date on the OTC Bulletin Board. Except as otherwise provided in this Agreement, the Options will vest as follows: 1,000,000 vested immediately upon grant; another 1,000,000 will vest if the Stock Price reaches $1.00; another 1,000,000 will vest if the Stock Price reaches $2.00; another 1,000,000 will vest if the Stock Price reaches $3.00; and the balance, or 1,150,000 of the shares, will vest if the Stock Price reaches $4.00. For purposes of this Agreement, the “Stock Price” shall mean the closing price of common stock as quoted by Bloomberg, L.P. or the Principal Trading Market (as herein defined) on which the common stock is then included for quotation or trading. “Principal Trading Market” shall mean a national securities exchange, a NASDAQ market, the OTC Bulletin Board or the Pink OTC Market, as the case may be. The foregoing prices shall be subject to equitable adjustment in connection with any reclassification, recapitalization, subdivision, stock split or similar change in the issued and outstanding shares of Company. Upon any Change of Control, termination of employment by the Company without Cause or termination by Executive for Good Reason (as such terms are hereinafter defined), the Options will immediately vest in full and will be exercisable. The Options have a term of ten years and, subject to vesting limitations, remain exercisable throughout the entire ten year term of the option.

4. TERMINATION OF EMPLOYMENT

4.1 Accrued Obligations. For purposes of this Agreement:

(a) “Accrued Base Obligations” shall mean amounts for Base Compensation, expense reimbursement, vacation, and employee benefits which have accrued, vested, and are unpaid as of the Termination Date.

(b) “Accrued Bonus Obligations” shall mean, for the year in which the Termination Date occurs, a prorated Performance Bonus for the partial-year period ending on the Termination Date (the “Partial Period”). The prorated Performance Bonus shall be based on achievement of the annual financial metrics as then in effect for calculation of Executive’s bonus (for example, net earnings, revenues, additional capital or other metrics as applicable, but not including individual management objectives) multiplied by a fraction, the numerator of which is the number of days elapsed in the fiscal year prior to the Termination Date and the denominator of which is 365. It shall mean, for the year prior to the year of termination, the earned Performance Bonus for such year to the extent then unpaid.

(c) Accrued Base Obligations other than employee benefits shall be paid within thirty (30) days after the Termination Date. Employee benefits shall be paid as provided under the applicable plan or program. Accrued Bonus Obligations shall be paid on the date on which they would have been paid under this Agreement absent the occurrence of the Termination Date.

4.2 Termination Procedures. Except as otherwise provided in this Agreement, any termination of Executive’s employment by the Company or by Executive (other than termination pursuant to death) shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and, if applicable, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, as well as the Termination Date.

No Notice of Termination of Executive for Cause shall be given by the Company unless and until (i) adoption of a resolution, approved by at least two thirds of the Board (not including Executive), finding that in the good faith opinion of the Board Executive is guilty of the conduct described in the definition of Cause, after at least five (5) business days notice is provided to Executive, such notice to include in reasonable specificity the alleged conduct justifying such termination for Cause, and (ii) an opportunity is given to Executive, together with counsel, to be heard by the Board at a meeting (which may be held by telephonic conference call). This Section 4.2 shall not prevent Executive from challenging, pursuant to Section 6.1, the Board’s determination that Cause exists, or that Executive has failed to cure any act (or failure to act), to the extent permitted by this Agreement, that purportedly formed the basis for the Board’s determination. The fact finder shall review whether or not Cause existed or an act was cured on a de novo basis, with no presumption given to the Board’s determination.

4.3 Death of Executive. If Executive dies, Company shall not be obligated to make any further payments under this Agreement except amounts for:

(a) Accrued Base Obligations,

(b) Accrued Bonus Obligations, and

(c) rights to indemnification, advancement of legal fees, and officer’s liability insurance coverage pursuant to Section 6.8 (collectively “Indemnification”).

4.4 Disability of Executive. If Executive is permanently disabled (as defined in Company’s long-term disability insurance policy then in effect) and has been so permanently disabled for the time period required for eligibility for benefits under the Company’s long-term disability insurance policy then in effect, then the Board shall have the right to terminate Executive’s employment upon 15 days’ prior written notice to Executive (“Disability”) provided that the Executive’s employment shall immediately terminate for disability if, as of an earlier date, he incurs a separation from service (within the meaning of Internal Revenue Code Section 409A) as a result of physical or mental incapacity In the event Executive’s employment is terminated for Disability in accordance with this Section 4.4, Company shall not be obligated to make any further payments under this Agreement except for:

(a) Accrued Base Obligations,

(b) Accrued Bonus Obligations, and

(c) Indemnification.

4.5 Termination for Cause.

(a) Executive’s employment shall terminate immediately upon a Notice of Termination from the Company that Executive is being terminated for Cause (as defined herein), in which event Company shall not thereafter be obligated to make any further payments under this Agreement except for:

(i) Accrued Base Obligations,

(ii) Accrued Bonus Obligations, and

(iii) Indemnification.

(b) “Cause” shall be limited to the following:

(i) willful failure to make reasonable attempts in good faith to substantially perform Executive’s duties as described in Section 1.2 (other than because of physical or mental incapacity) after demand for substantial performance is delivered by Company in writing that specifically identifies the manner in which Company believes Executive has not made reasonable attempts in good faith to substantially perform Executive’s duties and Executive’s failure to cure such failure within thirty (30) days after receipt of the Company’s written demand; provided, however, that a failure to perform such duties during the remedy period set forth in subsection (i) of the definition of Good Reason set forth in Section 4.7 hereof, following the issuance of a Notice of Termination (as herein defined) by Executive for Good Reason, shall not be Cause unless an arbitrator acting pursuant to Section 6.1 hereof finds Executive to have acted in bad faith in issuing such Notice of Termination;

(ii) willful misconduct with regard to the Company or Executive’s duties that is materially and demonstrably injurious to Company or its subsidiaries; or

(iii) conviction or plea of guilty or nolo contendere to a felony;

(iv) material violation of Section 5 of this Agreement; and

(v) material violation of Company polices set forth in Company manuals or written statements of policy provided that such violation is materially and demonstrably injurious to Company and, if curable, continues for more then five (5) business days after written notice thereof is given to Executive by the Company.

4.6 Termination Without Cause or by Executive for Good Reason.

(a) The Company and the Executive each reserve the right to terminate Executive’s employment at any time. If a Termination Date occurs due to Company terminating Executive without Cause or Executive terminating for Good Reason our upon expiration of the term of this Agreement, then Company shall have no further obligations under this Agreement except that Company shall pay to Executive the amounts shown in Section 4.6(c).

(b) For the avoidance of doubt, Section 4.6(c) shall not apply to (i) termination for Cause which circumstance is covered by Section 4.5, (ii) termination by Executive without Good Reason which circumstance is covered by Section 4.7, (iii) termination by reason of death which circumstance is covered by Section 4.3, or (iv) termination by reason of Disability which circumstance is covered by Section 4.4.

(c) If Company terminates Executive without Cause or Executive terminates with Good Reason, then the Company shall pay to Executive:

(i) the Accrued Base Obligations,

(ii) severance in an amount of three times the then applicable annual Base Compensation, payable in thirty six (36) equal monthly installments commencing in the month following the month in which the Termination Date occurs,

(iii) Accrued Bonus Obligations,

(iv) health and medical benefits as required by Section 3.3 of this Agreement during the thirty-six-month period immediately following the Termination Date; provided, however, if Executive or Executive’s dependents are ineligible to participate in the Company benefit programs under Section 3.3, the Company shall arrange to reimburse Executive for health and medical coverage reasonably comparable to that previously provided under Section 3.3, and further provided that such benefits shall become secondary to primary coverage upon the date or dates Executive receives coverage and benefits which are substantially similar, taken as a whole, without waiting period or pre-existing condition limitations, under the plans and programs of a subsequent employer, and

(v) Indemnification.

4.7 Termination by Executive without Good Reason.

(a) Executive may terminate this Agreement without Good Reason upon notice given as provided in Section 4.7(c). In the event Executive’s employment is voluntarily terminated by Executive without Good Reason, Company shall not be obligated to make any further payments to Executive hereunder other than:

(i) Accrued Base Obligations,

(ii) earned but unpaid Performance Bonus for fiscal years ended prior to the Termination Date, payable on the date on which such Performance Bonus would be paid absent Executive’s termination, and

(iii) Indemnification.

In addition, the Board will consider, in its discretion, whether or not a prorated Performance Bonus for the Partial Period should be paid.

(b) “Good Reason” shall mean the following:

(i) material breach of Company’s obligations hereunder, including any assignment of duties not included within the Executive’s duties described in Section 1.2 unless previously agreed to in writing by Executive;

(ii) any decrease in Executive’s salary;

(iii) the failure of any successor in interest of the Company to be bound by the terms of this Agreement in accordance with Section 6.3 hereof;

(iv) any diminution in Executive’s title or material diminution in Executive’s duties, responsibilities, authority or reporting lines;

(v) a Change of Control, as that term is hereafter defined; or

(vi) any relocation of Executive’s principal place of employment to a place that is more than twenty five (25) miles from the location of Company’s executive offices on the date hereof.

(c) Executive must provide a Notice of Termination to the Company that he is intending to terminate his employment for Good Reason within ninety (90) days after the occurrence of the event he believes constitutes Good Reason, which termination notice shall specify that a Termination Date will occur thirty (30) days after the date of such notice unless the circumstances constituting Good Reason and identified by Executive in the Notice of Termination are remedied prior to such Termination Date. Executive’s right to terminate Executive’s employment hereunder for Good Reason shall not be affected by Executive’s subsequent Disability provided that the notice of intention to terminate is given prior to the onset of such Disability. Subject to compliance by Executive with the notice provisions of this Section (c), Executive’s continued employment prior to terminating employment for Good Reason shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason.

(d) A “Change of Control” shall be deemed to have occurred if:

(i) a change in control has occurred of a nature that would be required to be reported in a proxy statement with respect to the Company (even if the Company is not actually subject to said reporting requirements) in response to Item 6(e) (or any comparable or successor Item) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except that any merger, consolidation or corporate reorganization in which the owners of the Company’s capital stock entitled to vote in the election of directors (the “Voting Stock”) prior to said combination receive 75% or more of the resulting entity’s Voting Stock shall not be considered a change in control for the purposes of this Plan;

(ii) any “person” (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act, excluding any stock purchase or employee stock ownership plan maintained by the Company or a Related Company) hereafter becomes the “beneficial owner” (as that term is defined by the Securities and Exchange Commission for purposes of Section 13(d) of the Exchange Act), directly or indirectly, of more than 15% of the outstanding voting stock of the Company or its successors (not including a person that acquired less than 15% of the then outstanding stock but became the holder of more than 15% of such stock by reason of acquisition by the Company of shares of its stock or forfeitures of restricted stock previously granted to employees);

(iii) the sale or other transfer of all or substantially all of the assets of the Company; or

(iv) during any period of two consecutive years a majority of the Board of Directors no longer consists of individuals who were members of the Board of Directors at the beginning of such period, unless the election of each director who was not a director at the beginning of the period was approved by a vote of at least 75% of the directors still in office who were directors at the beginning of the period.

4.8 Mitigation. Executive shall not be required to mitigate amounts payable under this Section 4 by seeking other employment or otherwise, and there shall be no offset against amounts due Executive under this Agreement on account of subsequent employment except as specifically provided herein.

4.9 Effect of Section 409A.

(a) Section 409A. It is intended that the provisions of this Agreement comply with Code Section 409A or be exempt therefrom, and this Agreement shall be administered, and all provisions of this Agreement shall be construed, in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.

(b) Installments. If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

(c) Separation From Service. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits subject to Code Section 409A upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean Separation from Service.

(d) Specified Employee. If Executive is deemed on the date of termination of his employment to be a “specified employee”, within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by the Company from time to time, or if none, the default methodology, then:

(i) With regard to any payment, the providing of any benefit or any distribution of equity that constitutes “deferred compensation” subject to Code Section 409A, payable upon separation from service, such payment, benefit or distribution shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service or (ii) the date of Executive’s death; and

(ii) On the first day of the seventh month following the date of Executive’s Separation from Service or, if earlier, on the date of his death, (x) all payments delayed pursuant to this Section 4.9, with interest at the prime rate as published in the Wall Street Journal on the first business day of the delay period (whether they would otherwise have been payable in a single sum or in installments in the absence of such delay), shall be paid or reimbursed to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal dates specified from them herein and (y) all distributions of equity delayed pursuant to this Section 4.9(d) shall be made to Executive.

(e) Reimbursement. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred.

(f) Payment Period. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within forty (40) days following the date of termination), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(g) Compliance. If any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause Executive to incur any additional tax or interest under Code Section 409A, the Company shall, after consulting with Executive, reform such provision to comply with Code Section 409A; provided that the Company agrees to maintain, to the maximum extent practicable, the original intent and economic benefit to Executive of the applicable provision without violating the provisions of Code Section 409A. The Company shall indemnify and hold Executive harmless, on an after tax basis, for any additional tax or interest (including interest and penalties with respect there to) that may be imposed on Executive by Code Section 409A as a result of the application of Section 409A to any payment or benefits hereunder or otherwise from the Company.

(h) Any payment or reimbursement for taxes made pursuant to Section 4.9(g) above, or any other provision hereof (and any gross up thereon), shall be paid to the Executive promptly after such obligation is incurred, but in no event later than the end of the calendar year following the calendar year in which the tax is paid by the Executive.

4.10 280G Gross-Up.

(a) In the event that Executive shall become entitled to payments and/or benefits provided by this Agreement or any other amounts in the “nature of compensation” (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, or any arrangement or agreement with any person whose actions result in a change of ownership or effective control covered by Code Section 280G(b)(2) (a “280G Change in Control”) or any person affiliated with the Company or such person) as a result of a 280G Change in Control (collectively the “Company Payments”), and such Company Payments will be subject to the tax (the “Excise Tax”) imposed by Code Section 4999 (and any similar tax that may hereafter be imposed by any taxing authority), subject to Section 4.9 above, the Company shall pay to Executive at the time specified below (i) an additional amount (the “Gross-Up Payment”) such that the net amount retained by Executive, after deduction of any Excise Tax on the Company Payments and any U.S. federal, state, and for local income or payroll tax upon the Gross-up Payment provided for by this paragraph, but before deduction for any U.S. federal, state, and local income or payroll tax on the Company Payments, shall be equal to the Company Payments and (ii) an amount equal to the product of any deductions disallowed for federal, state or local income tax purposes because of the inclusion of the Gross-Up Payment in Executive’s adjusted gross income multiplied by the highest applicable marginal rate of federal, state or local income taxation, respectively, for the calendar year in which the Gross-Up Payment is to be made.

(b) In the event that the Internal Revenue Service or court ultimately makes a determination that the excess parachute payments plus the base amount is an amount other than as determined initially, an appropriate adjustment shall be made with regard to the Gross-Up Payment to reflect the final determination.

(c) For purposes of determining whether any of the Company Payments and Gross-Up Payments (collectively the “Total Payments”) will be subject to the Excise Tax and the amount of such Excise Tax, (i) the Total Payments shall be treated as “parachute payments” within the meaning of Code Section 280G(b)(2), and all “parachute payments” in excess of the “base amount” (as defined under Code Section 280G(b)(3)) shall be treated as subject to the Excise Tax, unless and except to the extent that, in the opinion of the Company’s independent certified public accountants appointed prior to any change in ownership (as defined under Code Section 280G(b)(2)) or tax counsel selected by such accountants or the Company (the “Accountants”) such Total Payments (in whole or in part) either do not constitute “parachute payments,” including giving effect to the recalculation of stock options in accordance with Treasury Regulation Section 1.280G-1, Q&A 33, represent reasonable compensation for services actually rendered within the meaning of Code Section 280G(b)(4) in excess of the “base amount” or are otherwise not subject to the Excise Tax, and (ii) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Accountants in accordance with the principles of Code Section 280G. To the extent permitted under Revenue Procedure 2003-68, the value determination shall be recalculated to the extent it would be beneficial to Executive. In the event that the Accountants are serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive may appoint with the approval of the Company, which approval shall not be unreasonable or unreasonably delayed, another nationally recognized accounting firm reasonably acceptable to the Company to make the determinations hereunder (which accounting firm shall then be referred to as the “Accountants” hereunder). All determinations hereunder shall be made by the Accountants which shall provide detailed supporting calculations both to the Company and Executive at such time as it is requested by the Company or Executive. If the Accountants determine that payments under this Agreement must be reduced pursuant to this paragraph, they shall furnish Executive with a written opinion to such effect. The determination of the Accountants shall be final and binding upon the Company and Executive.

(d) For purposes of determining the amount of the Gross-Up Payment, Executive’s actual U.S. federal income tax rate in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at Executive’s actual rate of taxation in the state and locality of Executive’s residence for the calendar year in which the Company Payment is to be made, net of the maximum reduction in U.S. federal income taxes which could be obtained from deduction of such state and local taxes if paid in such year, shall be used. In the event that the Excise Tax is subsequently determined by the Accountants to be less than the amount taken into account hereunder at the time the Gross-Up Payment is made, Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the prior Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and U.S. federal, state and local income tax imposed on the portion of the Gross-up Payment being repaid by Executive if such repayment results in a reduction in Excise Tax or a U.S. federal, state and local income tax deduction), plus interest on the amount of such repayment at the rate provided in Code Section 1274(b)(2)(B). Notwithstanding the foregoing, in the event any portion of the Gross-Up Payment to be refunded to the Company has been paid to any U.S. federal, state and local tax authority, repayment thereof (and related amounts) shall not be required until actual refund or credit of such portion has been made to Executive, and interest payable to the Company shall not exceed the interest received or credited to Executive by such tax authority for the period it held such portion. Executive and the Company shall mutually agree upon the course of action to be pursued (and the method of allocating the expense thereof) if Executive’s claim for refund or credit is denied.

(e) In the event that the Excise Tax is later determined by the Accountant or the Internal Revenue Service to exceed the amount taken into account hereunder at the time the Gross-Up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest or penalties payable with respect to such excess) at the time that the amount of such excess is finally determined.

(f) Subject to Section 4.9 above, the Gross-up Payment or portion thereof provided for above shall be paid within 30 days following a 280G Change in Control which subjects Executive to the Excise Tax; provided, however, that if the amount of such Gross-up Payment or portion thereof cannot be finally determined on or before such day, the Company shall pay to Executive on such day an estimate, as determined in good faith by the Accountant, of the minimum amount of such payments and shall pay the remainder of such payments, subject to further payments pursuant to Section 4.10(b) hereof, as soon as the amount thereof can reasonably be determined, but in no event later than the ninetieth (90th) day after the occurrence of the event subjecting Executive to the Excise Tax. Notwithstanding any other provision of this Agreement, all Gross-up payments under this Section 4.10 shall be made to the Executive no later than by the end of the Executive’s taxable year following the Executive’s taxable year in which Executive remits the applicable taxes. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, the Executive shall reimburse the Company for such amount, such reimbursement to be payable on the fifth (5th) day after demand by the Company (together with interest at the rate provided in Code Section 1274(b)(2)(B)).

(g) In the event of any controversy with the Internal Revenue Service (or other taxing authority) with regard to the Excise Tax, Executive shall permit the Company to control issues related to the Excise Tax (at its expense), but Executive shall control any other issues unrelated to the Excise Tax. In the event that the issues are interrelated, Executive and the Company shall in good faith cooperate. In the event of any conference with any taxing authority as to the Excise Tax or associated income taxes, Executive shall permit the representative of the Company to accompany Executive, and Executive and his representative shall cooperate with the Company and its representative.

(h) The Company shall be responsible for all charges of the Accountant.

(i) The Company and Executive shall promptly deliver to each other copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax covered by this provision.

(j) Nothing in this Section 4.10 is intended to violate the Sarbanes-Oxley Act and to the extent that any advance or repayment obligation hereunder would do so, such obligation shall be modified so as to make the advance a nonrefundable payment to Executive and the repayment obligation null and void.

5. CONFIDENTIALITY

5.1 Confidential Information.

(a) “Confidential Information” shall mean all proprietary or confidential records and information, including, but not limited to, information related to the Company’s relationships with clients (such as, without limitation, pricing information, marketing plans, budgets, designs, methodologies, products, client preferences and policies, and identity of appropriate personnel of clients with sufficient authority to influence a shift in suppliers), information related to development, marketing, purchasing, acquisitions, organizational matters, strategic matters, financial matters, managerial and administrative matters, production, distribution and sales, distribution methods, data, specifications, technologies, methods and methodologies, and processes (including the Transferred Property as hereinafter defined) presently owned or at any time hereafter developed by Company, or its agents, consultants, or otherwise on its behalf, or used presently or at any time hereafter in the course of the business of Company, that are not otherwise part of the public domain.

(b) Executive hereby sells, transfers and assigns to Company, or to any person or entity designated by Company, all of Executive’s entire right, title and interest in and to all inventions, ideas, methods, developments, disclosures and improvements (the “Inventions”), whether patented or unpatented, and copyrightable material, and all trademarks, trade names, all goodwill associated therewith and all federal and state registrations or applications thereof, made, adopted or conceived by solely or jointly, in whole or in part while an employee of the Company which (i) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by Company or (ii) otherwise relate to or pertain to the business, products, services, functions or operations of the Company (collectively, the “Transferred Property”). Executive shall make adequate written records of all Inventions, which records shall be Company’s property and shall communicate promptly and disclose to Company, in such forms Company requests, all information, details and data pertaining to the aforementioned Inventions. Whether during the term of this Agreement or thereafter, Executive shall execute and deliver to Company (at Company expense) such formal transfers and assignments and such other papers and documents as may be reasonably required of Executive to permit Company, or any person or entity designated by Company, to file and prosecute patent applications (including, but not limited to, records, memoranda or instruments deemed necessary by Company for the prosecution of the patent application or the acquisition of letters patent in the United states, foreign counties or otherwise) and, as to copyrightable material, to obtain copyrights thereon, and as to trademarks, to record the transfer of ownership of any federal or state registrations or applications.

(c) All Confidential Information is considered secret and will be disclosed to the Executive in confidence, and Executive acknowledges that, as a consequence of Executive’s employment and position with Company, Executive may have access to and become acquainted with Confidential Information. Except in the performance of Executive’s duties as an employee of Company, Executive shall not, during the term and at all times thereafter, directly or indirectly for any reason whatsoever, disclose or use any such Confidential Information. All records, files, drawings, documents, equipment and other tangible items (whether in electronic form or otherwise), wherever located, relating in any way to or containing Confidential Information, which Executive has prepared, used or encountered or shall in the future prepare, use or encounter, shall be and remain Company’s sole and exclusive property and shall be included in the Confidential Information. Upon termination of this Agreement, or whenever requested by Company, Executive shall promptly deliver to Company any and all of the Confidential Information and copies thereof, not previously delivered to Company, that may be in the possession or under the control of the Executive. The foregoing restrictions shall not apply to the use, divulgence, disclosure or grant of access to Confidential Information to the extent, but only to the extent, (i) expressly permitted or required pursuant to any other written agreement between Executive and Company, (ii) such Confidential Information has been publicly disclosed (not due to a breach by the Executive of Executive’s obligations hereunder),or is otherwise generally known in the industry, or (iii) the Executive is required to disclose Confidential Information by or to any court of competent jurisdiction or any governmental or quasi-governmental agency, authority or instrumentality of competent jurisdiction, provided, however, in the case of (iv) that the Executive shall, prior to any such disclosure, immediately notify Company of such requirements and provided further, however, that the Company shall have the right, at its expense, to object to such disclosures and to seek confidential treatment of any Confidential Information to be so disclosed on such terms as it shall determine. The Company acknowledges that the Executive has worked in the industry or related industries and information already known by her shall not be treated as Confidential Information hereunder.

5.2 Acknowledgement; Remedies; Survival of this Agreement.

(a) Executive acknowledges that violation of any of the covenants and provisions set forth in Section 5 of this Agreement may cause Company irreparable damage and agrees that Company’s remedies at law for a breach or threatened breach of any of the provisions of this Section 5 would be inadequate and, in recognition of this fact, in the event of a breach or threatened breach by Executive of any of the provisions of this Agreement, it is agreed that, in addition to the remedies at law or in equity, Company shall be entitled, without the posting of a bond, to equitable relief in the form of specific performance, a temporary restraining order, temporary or permanent injunction, or any other equitable remedy which may then be available for the purposes of restraining Executive from any actual or threatened breach of such covenants. Without limiting the generality of the foregoing, if Executive breaches Section 5.2 in any material respect, such breach will entitle Company (i) to terminate its obligations to make further payments otherwise required under this Agreement, provided, however, that such termination shall occur only after the Company has provided the Executive at least ten (10) business days notice of the circumstances of such breach and, only if such breach is curable, Executive has failed to cure such breach within such ten (10) business day period, (ii) to enjoin Executive from disclosing any Confidential Information to any Competing Business, in the case of a breach of Section to enjoin any Competing Business from retaining Executive or using any such Confidential Information, and to enjoin Executive from rendering personal services to or in connection with any Competing Business in violation of the terms of this Agreement, and (iii) and to seek to recover damages. The rights and remedies hereunder are cumulative and shall not be exclusive, and the Company shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the Executive under this Agreement, and the enforcement of one or more of such rights and remedies by the Company shall in no way preclude the Company from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

(b) The provisions of this Section 5 shall survive the termination of Executive’s employment with Company.

6. MISCELLANEOUS

6.1 Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Rochester, New York, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The parties consent to the authority of the arbitrator, if the arbitrator so determines, to award fees and expenses (including legal fees) to the prevailing party in the arbitration, subject to the limitations contained in Section 6.7. Notwithstanding the foregoing, Company shall be entitled to enforce the provisions of Section 5 hereof through proceedings brought in a court of competent jurisdiction as contemplated by Section 6.6 hereof. Any award of fees and expenses (including legal fees) shall be paid within sixty (60) days of the award.

6.2 Severability; Reasonableness of Agreement. If any term, provision or covenant of this Agreement or part thereof, or the application thereof to any person, place or circumstance shall be held to be invalid, unenforceable or void by an arbitrator or court of competent jurisdiction, the remainder of this Agreement and such term, provision or covenant shall remain in full force and effect, and any such invalid, unenforceable or void term, provision or covenant shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the arbitrator or court shall have the power to modify, amend and limit any such term, provision or covenant, to the extent necessary to render the same and the remainder of the Agreement valid, enforceable and lawful.

6.3 Assignment; Benefit. This Agreement shall not be assignable by Executive, other than Executive’s rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution. Upon Executive’s death, this Agreement and all rights of Executive hereunder shall inure to the benefit of and be enforceable by Executive’s beneficiary or beneficiaries, personal or legal representatives, or estate, to the extent any such person succeeds to Executive’s interests under this Agreement. No rights or obligations of Company under this Agreement may be assigned or transferred except to any successor to the Company’s business and/or assets (by merger, purchase of stock or assets, or otherwise) which, to the extent not otherwise automatically provided by operation of law, expressly assumes and agrees to perform this Agreement in the same manner and to the same extent that Company would be required to perform if no such succession had taken place.

6.4 Notices. All notices hereunder shall be in writing and shall be deemed sufficiently given (i) if hand-delivered, on the date of delivery, (ii) if sent by documented overnight delivery service, on the first business day after deposit with such service for overnight delivery, and (iii) if sent by registered or certified mail, postage prepaid, return receipt requested, on the third business day after deposit in the U.S. mail, in each case addressed as set forth below or at such other address for either party as may be specified in a notice given as provided herein by such party to the other. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given as provided in this Agreement; provided that nothing herein shall be deemed to affect the right of any party to serve process in any other manner permitted by law.

If to Company:

Torvec Inc.
1999 Mt. Read Blvd., Bldg. 3
Rochester, New York 14615
Attention: Richard B. Sullivan

If to Executive:

Richard Kaplan at his residence address as shown in the records of the Company

6.5 Entire Agreement; Modification. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters contemplated herein and supersedes all prior agreements and understandings with respect thereto. No amendment, modification, or waiver of this Agreement shall be effective unless in writing. Neither the failure nor any delay on the part of any party to exercise any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power, or privilege with respect to such occurrence or with respect to any other occurrence.

6.6 Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of New York and the federal laws of the United States of America, to the extent applicable, without giving effect to otherwise applicable principles of conflicts of law. Subject to Section 6.1 of this Agreement, the parties hereto expressly consent to the jurisdiction of any state or federal court located in the State of New York, and to venue therein, and consent to the service of process in any such action or proceeding by certified or registered mailing of the summons and complaint therein directed to Executive or Company, as the case may be, at its address as provided in Section 6.4 hereof.

6.7 Prevailing Party. Should either party breach the terms of this Agreement, the prevailing party who seeks to enforce the terms and conditions of this Agreement shall be entitled to recover its attorneys fee and disbursements; provided, however, that no award for legal fees or other fees and expenses shall be made against Executive unless the arbitrator or court, as applicable, finds that the Executive’s position was frivolous or taken in bad faith.

6.8 Indemnification. The Company shall indemnify Executive to the maximum extent permitted by law (including advancement of legal fees) against any claim with regard to any action or inaction taken by Executive in the good faith performance of her duties as an officer or director of the Company or any Affiliate or as a fiduciary of any benefit plan of either, except with respect to any action or inaction by Executive in breach of this Agreement which shall be covered by Section 6.7. The Company shall cover Executive with directors and officers insurance at no lesser a level that at which it covers any other current officer or director, including without limitation any tail coverage after a Change in Control. This provision shall survive any termination of employment while any potential of liability of Executive exists.

6.9 Headings; Counterparts; Interpretation.

(a) The headings of paragraphs in this Agreement are for convenience only and shall not affect its interpretation.

(b) This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute the same Agreement.

(c) The Company and the Executive each acknowledge that it has been represented by legal counsel in the negotiation and drafting of this Agreement, that this Agreement has been drafted by mutual effort, and that no ambiguity in this Agreement shall be construed against either party as draftsperson.

6.10 Legal Fees. The Company will pay or reimburse the Executive for all legal fees and expenses incurred by him in connection with the review, preparation and negotiation of this Agreement, any option agreement, equity award and/or any other agreements or plans referenced herein and any documents related thereto. Any such reimbursement shall be made as soon as practicable following submission of a reimbursement request.

6.11 Further Assurances. Each of the parties hereto shall execute such further instruments and take such other actions as the other party shall reasonably request in order to effectuate the purposes of this Agreement.

6.12 Directors and Officers Liability Insurance. The Company will use commercially reasonable efforts to cause to be maintained throughout the term of this Agreement a policy of directors’ and officers’ insurance and indemnification policy containing terms and conditions customary for companies whose shares are publicly traded.

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written.

[Signature Pages Follow] IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

TORVEC INC.

By:
Name:
Title:

Richard A. Kaplan